UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)



                            Circuit City Stores, Inc.
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                                (Name of Issuer)

                    CarMax Group Common Stock, $.50 par value
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                         (Title of Class of Securities)

                                    172737306
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                                 (CUSIP Number)

                                 August 1, 2001
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 172737306
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only): Ronald Juvonen
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)                             (b)
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number  of  Shares  Beneficially
Owned  by  Each                       (5) Sole Voting Reporting Person Power:  *
                                       -----------------------------------------
                                      (6) Shared Voting Power:         *
                                       -----------------------------------------
                                      (7) Sole Dispositive Power:      *
                                       -----------------------------------------
                                      (8) Shared Dispositive Power:    *
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,210,600*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
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(11) Percent of Class Represented by Amount in Row (9):  9.0%*
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(12) Type of Reporting Person (See Instructions):  IA, IN
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* The shares of the CarMax  Group  common  stock,  par value $.50 per share (the
"Common Stock"), are held by Downtown Associates, L.P., Downtown Associates II, L.P., Downtown Associates III, L.P. and Downtown Foundations, L.P. (collectively
referred  to  as  the  "Downtown  Funds"),   respectively,  and  Ronald  Juvonen
individually. The general partner of the Downtown Funds is Downtown Associates, L.L.C. (the "General Partner"). Ronald Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all shares of the Common Stock held by the Downtown Funds. For the purposes of Reg. Section 240.13d-3, Ronald Juvonen is deemed to beneficially own 3,210,600 shares, or 9.0% of the Common Stock.

Item 4.  Ownership
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(a)   Amount Beneficially Owned:  3,210,600*
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(b)   Percent of Class:                  9.0%*
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(c)   Number of Shares as to which such person has:
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     (i)  sole power to vote or to direct the vote *
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     (ii) shared power to vote or to direct the vote *
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     (iii) sole power to dispose or to direct the disposition of *
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     (iv) shared power to dispose or to direct the disposition of *
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

*The shares of the CarMax Group common stock, par value $.50 per share (the "Common Stock"), are held by Downtown Associates, L.P., Downtown Associates II, L.P., Downtown Associates III, L.P. and Downtown Foundations, L.P. (collectively referred to as the "Downtown Funds"), respectively, and Ronald Juvonen individually. The general partner of the Downtown Funds is Downtown Associates, L.L.C. (the "General Partner"). Ronald Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all shares of the Common Stock held by the Downtown Funds. For the purposes of Reg. Section 240.13d-3, Ronald Juvonen is deemed to beneficially own 3,210,600 shares, or 9.0% of the Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    As of August 8, 2001


                                                    /s/Ronald Juvonen
                                                    ___________________________
                                                    Ronald Juvonen, individually
                                                    and   in his capacity as the
                                                    Managing  Member of Downtown
                                                    Associates, L.L.C.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)